AMERICAN ABSORBENTS NATURAL PRODUCTS, INC.
       EXHIBIT 1 - STATEMENT RE: COMPUTATION OF EARNINGS (LOSS) PER SHARE

Basic earnings per share represents net earnings (loss) divided by the weighted-average number of common shares outstanding for the period. Diluted earnings per share represents net earnings (loss) divided by the weighted-average number of shares outstanding, inclusive of the dilutive impact of common stock equivalents.


                                  First Quarter (three months)
                                              Ended
                               -----------------------------------
                                April 30, 2000     April 30, 1999
                               ----------------   ----------------
Basic and  Diluted:
Average Shares Outstanding         4,839,604          7,362,858
Net Loss                         $  (151,539)       $  (197,298)
Earnings (Loss) Per Share        $     (0.03)       $     (0.03)